Exhibit D

Note Indenture

INDIA HOME INC.

NOTE INDENTURE

This Note Indenture dated as of [November 4], 2022, is entered into by India Home Inc., a New York not-for-profit corporation (the "Corporation") and each person who acquires a promissory note referencing this Note Indenture (a "Holder").

Background

I.   The Corporation sold promissory notes (the "Notes") to the Holders through Common Owner CF LLC (the "Portal") at www.CommonOwner.com (the "Site").

II.   This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Indenture to Notes**. The terms of this Note Indenture shall apply to each Note as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Prepayment**. The Corporation may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments shall be first applied to principal before any interest is paid.

3.   **Restrictions on Holders**. No Holder may, under any circumstances (i) take any action to collect a Note, except as provided in this Note Indenture; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

4.   **Withholding**. If any withholding tax is imposed on any payment made by the Corporation to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Corporation, the Holder shall provide the Corporation with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Corporation may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

5.   **Transfers of Notes**.

5.1.   **Conditions on Permitted Transfers**. In the event a Holder proposes to sell or transfer a Note, the Corporation may, but shall not be required to, impose reasonable conditions on such sale or transfer including, but not limited, to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Corporation with an opinion of counsel, satisfactory in form and substance to the Corporation's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Corporation expects to incur in connection with the transfer, including attorneys' fees.

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5.2.   **First Right of Refusal**. In the event a Holder (the "Selling Holder") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he, she, or it shall notify the Corporation, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of any binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Corporation shall notify the Selling Holder whether the Corporation elects to purchase all (but not less than all) of the Transfer Notes. If the Corporation has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Holder may proceed with the sale to the proposed purchaser, subject to section 5.1. If the Corporation does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Holder and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Holder and the purchaser shall be treated as a new offer and shall again be subject to this section.

6.   **No Security Interest; Subordination**. The Holders acknowledge and agree that the Note is not secured by any specific asset and repayment of the note is simply a general obligation of the Corporation. The Note is subordinate to any note issued by the Corporation to LENDonate CA LLC, a California limited liability company, (the "Senior Lender") pursuant to the terms of that certain Loan and Security Agreement between the Corporation and the Senior Lender, dated [October 28, 2022] (the "Senior Debt"). This means the Holders are repaid only after any amounts due and owing on the Senior Debt have been satisfied and that the Corporation has promised to the Senior Lender to not repay any principal on any Note until such Senior Debt has been satisfied in full.

7.   **Defaults and Remedies**.

7.1.   **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if (and only if):

7.1.1.   The Corporation fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Corporation; or

7.1.2.   The Corporation becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

7.1.3.   The Corporation is in default with respect to any other of its debt obligations, including without limitation the Senior Debt; or

7.1.4.   The Corporation becomes unable to pay its debts as they become due; or

7.1.5.   Intentionally omitted; or

7.1.6.   The Corporation breaches any of its obligations under this Note Indenture and such breach remains uncured for ninety (90) days following written notice.

7.2.   **Force Majeure**. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Corporation is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, pandemics, insurrections and/or any other cause beyond the reasonable control of the Corporation; provided that the Corporation shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

7.3.   **Consequences of Default**.

7.3.1.   **Notice**. Upon the occurrence of an Event of Default, the Corporation shall provide written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to section 7.3.2 below, and (iii) be accompanied by (A) a copy of this Note Indenture, and (B) a list of all of the Holders, the email address of each Holder on file with the Corporation, and the outstanding amount with respect to each Holder's Note.

7.3.2.   **Appointment of Representative**.

(a)   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) shall not be affiliated with or related to the Corporation; and (iii) shall be selected by the Holders as follows:

(1)   For a period of up to twenty (20) business days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative.

(2)   If at any time during such twenty (20) day period, the Holders of a majority of the Notes, measured by the principal amount outstanding with respect to each such Note (a "Majority"), agree as to the appointment of a Representative, that person shall be the Representative.

(3)   If, at the conclusion of such twenty (20) day period, no Representative has been appointed by a Majority, each Holder shall submit the name of up to three (3) persons such Holder would accept as the Representative.

(4)   With each name appearing on any Holder's list there shall be associated a number equal to the total principal amount outstanding of all Notes held by Holders whose lists included such name.

(5)   The person whose name is associated with the largest number shall be appointed as the Representative.

(b)   **Appointment of Representative by Corporation**. At any time before an Event of Default, the Corporation may at any time propose to designate a person to act as the Representative, in lieu of the procedure described above. If the proposed Representative is an experienced attorney with no prior relationship to the Corporation, then (i) the appointment shall not require the consent of Holders, (ii) the appointment shall be effective on a date specified by the Corporation, and (iii) the Corporation shall promptly notify all Holders. Otherwise, the Corporation shall forward to all Holders the identity and qualifications of the proposed Representative and his or her willingness to serve (the "Representative Appointment Notice"). Upon the affirmative consent of Holders holding a Majority of all outstanding Notes, the person so identified shall be deemed to have been appointed to serve as the Representative. If such affirmative consent has not been obtained within ninety (90) days following the date of the Representative Appointment Notice, then the Corporation shall not again seek the consent of the Holders for a period of an additional ninety (90) days.

(c) **Authority of Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Holders as parties.

(d) **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Indenture.

(e) **No Separate Claims**. No Holder may bring any claim against the Corporation to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of, and in the name of, each Holder, in accordance with the provisions of this Indenture.

(f) **Release of Claims by Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

(g) **Fees and Expenses of Representative**. The reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Corporation, and shall be added on to the amount otherwise payable with respect to the Notes, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Corporation shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Notes, and if any Holder shall receive any payment with respect to his, her, or its Note before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

(h) **Resignation of Representative**. A Representative may resign at any time by giving notice to the Corporation and all of the Holders of the Notes at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative, a replacement shall be selected by the affirmative vote of Holders holding a majority of the Notes, measured by outstanding principal amount. If such Holders have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Portal may, at any time, by giving notice to the Corporation and all of the Holders, designate a replacement Representative who shall not be related to or affiliated with the Portal or the Corporation.

(i)   **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each such Note, but only if they simultaneously appoint a replacement Representative.

7.4.   **Remedies**. Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Holders holding a majority of the Notes, measured by outstanding principal amount, have the right to accelerate the payment of outstanding principal with respect to the Notes.

7.5.   **Payments Deemed Held in Trust**. Any Holder who receives a payment on a Note while an Event of Default remains in effect with respect to such Note in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative and shall return such excess on demand.

7.6.   **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

7.7.   **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

7.7.1.   The date the Representative and the Corporation enter into a settlement of all claims; or

7.7.2.   If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Holders, the date the Corporation has paid (i) to the Holders, all interest and principal due through such date; and (ii) to the Representative, all the fees and expenses described in section 7.3.2(g); or

7.7.3.   If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Holders, the date the Corporation has paid (i) to the Holders all interest and principal due through such date; and (ii) to the Representative, all the expenses described in section 7.3.2(g); but only if Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each Note, agree to annul the demand for acceleration.

7.8.   **Waiver of Past Defaults.** The Holders of a majority of the outstanding principal amount of the Notes, by notice to the Representative, may on behalf of the Holders of all the Notes waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

8. **Amendments**.

    8.1. **Amendment without Consent of Holders**. Without the consent of any Holders, the Corporation may amend this Note Indenture and the terms of all the Notes to:

        8.1.1. Add to the obligations of the Corporation for the benefit of the Holders of, or surrender any right or power conferred upon the Corporation;

        8.1.2. Establish the form of Notes;

        8.1.3. Cure any ambiguity, defect, or inconsistency;

        8.1.4. Amend restrictions on transferability of Notes in any manner that does not adversely affect the rights of any Holder in any material respect;

        8.1.5. Secure the Notes; or

        8.1.6. Make any other change that does not adversely affect the rights of any Holder in any material respect.

    8.2. **Amendment with Consent of Holders**. This Note Indenture and the terms of all the Notes may be amended with the consent of the Corporation and Holders owning a Majority of the Notes.

9. **Miscellaneous**.

    9.1. **Electronic Delivery**. All communications from the Corporation to Holders, including but not limited to all tax forms, shall be via electronic delivery.

    9.2. **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given one (1) business day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or on the date transmitted by electronic mail (unless the recipient can demonstrate that the message was not delivered to the recipient's inbox), to the principal address of the Corporation designated on Form C, if the recipient is the Corporation, or the electronic mail address used by the Holder when registering online at the Site, if the recipient is a Holder, or such other address as a party may designated by notice complying with this section.

    9.3. **Application of Payments**. Payments made under the Notes shall be applied first to amounts due under section 7.3.2(g), then to accrued interest, then to principal.

    9.4. **Payments.** All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site. To the extent a Holder does not authorize the Corporation to make such ACH distributions into a designated account, payments to such Holder will be made by check and mailed to such Holder after deduction by the Corporation from each such check of a Fifty Dollar ($50) processing fee.

9.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of New York without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the New York courts or the Federal courts for the county where the Corporation is located in (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Holder, and (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by New York state law.

9.6.   **Waiver of Jury Trial**. EACH HOLDER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS NOTE INDENTURE OR ANY NOTE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH HOLDER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION.

9.7.   **Servicer.** Lender acknowledges and agrees that: (a) from time to time, Borrower may appoint a servicer to collect and coordinate repayment of all principal and interest payments to the Holders, to give and to receive notices under this Note or the other Loan Documents, and to otherwise service the Loan and (b) any action which shall or may be taken or exercised by Borrower may be taken by such servicer with the same force and effect.